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Exhibit (a)(1)(H)

LETTER FROM TRIBUNE COMPANY TO PARTICIPANTS
IN THE TRIBUNE COMPANY EMPLOYEE STOCK PURCHASE PLAN

May 30, 2006

Dear Stock Purchase Plan Participant:

        On May 30, 2006, Tribune Company (the "Company") commenced an offer to purchase for cash up to 53 million shares of the common stock of the Company. Copies of the relevant documents making the Company's offer (which together constitute the "Tender Offer") are enclosed with this letter. You are urged to examine the Tender Offer carefully.

        As a participant in the Company's Tribune Company Employee Stock Purchase Plan (the "Stock Purchase Plan"), you have the right to instruct Computershare Trust Company of Colorado, the Plan Administrator of the Stock Purchase Plan, whether or not to tender any shares allocated to your Stock Purchase Plan account. If, after reading the enclosed materials, you want to offer to tender your shares, you must follow the instructions contained in the enclosed Response Procedures, fill out and sign the election form enclosed, and mail the form in the enclosed envelope. If you do not wish to use the enclosed envelope, you may also mail your election form to Computershare Shareholder Services Att: Corporate Actions PO Box 859208 Braintree, MA 02185-9208. Neither the Plan Administrator nor the Company's Board of Directors is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. If you do elect to tender shares, a check for any proceeds received in respect to such shares will be mailed to you at the address of record on file for the Stock Purchase Plan. The enclosed Letter of Transmittal, which direct shareowners are to use, has been included for your information only and cannot be used to instruct the Plan Administrator of the Stock Purchase Plan as to whether to tender shares held under the Stock Purchase Plan. Please be advised that the Stock Purchase Plan is a qualified plan under section 423(b) of the Internal Revenue Code. Elections to tender shares from the Stock Purchase Plan that have not been held for the time period specified in the Code will be considered disqualified dispositions for tax purposes.

        If you are also a direct shareowner of the Company, you will receive under separate cover another copy (or copies) of the Tender Offer documents which can be used to tender your directly-owned shares if you choose to do so.

        If valid instructions to tender shares are not received by 5:00 p.m., New York City time, on June 22, 2006, the shares allocated to your Stock Purchase Plan account will not be tendered. Please note that your instructions as to whether or not you tender will be kept confidential from the Company.

        If you wish to withdraw your instruction to tender your Plan Shares please contact Computershare Shareholder Services at fax number (781) 380-3388 prior to 5:00 p.m., New York City time on June 22, 2006. If the Tender Offer is extended, then you must ensure that the Plan Administrator receives any withdrawal requests or instructions by 5:00 p.m. New York City time on the date that is two (2) New York Stock Exchange trading days before the new expiration date.

ELECTION FORM

TRIBUNE COMPANY EMPLOYEE STOCK PURCHASE PLAN
(the "Stock Purchase Plan")

        In accordance with the Tribune Company Offer to Purchase dated May 30, 2006, a copy of which I have received, I hereby instruct Computershare Trust Company of Colorado, the Plan Administrator of the Stock Purchase Plan, to tender or not to tender shares of Tribune Company (the "Company") common stock allocated to my Stock Purchase Plan account prior to the expiration of such Offer to Purchase, as follows:

☐	1.	I DO NOT WANT TO TENDER SHARES
☐	2.	I WANT TO TENDER ALL MY SHARES
☐	3.	I WANT TO TENDER % OF MY SHARES (Insert Percentage-Not to Exceed 100%; number of shares tendered will be rounded down to nearest whole share, but number tendered will not be less than one)
☐	4.
		I WANT TO MAXIMIZE the chance of having Tribune Company purchase all the shares I tender. Accordingly, by checking this ONE BOX INSTEAD OF ONE OF THE PRICE BOXES BELOW I am willing to accept the purchase price determined by the Company pursuant to the Tender Offer (as defined in the Letter of Transmittal). This action will result in receiving a price per share of as low as $28.00.
☐	5.
		By checking ONE of the boxes below INSTEAD OF THE BOX ABOVE, I elect to tender shares at the price checked. This action could result in none of the shares being purchased if the purchase price for the shares is less than the price checked. If the purchase price for the shares is equal to or greater than the price checked, then the shares purchased by the Company will be purchased at the purchase price. If you wish to tender shares at more than one price you must complete a separate election form for each price at which shares are being tendered. The same shares cannot be tendered, unless previously properly withdrawn in accordance with the terms of the Tender Offer, at more than one price.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED

☐    $28.00                ☐    $29.00                ☐    $30.00                ☐    $31.00                ☐    $32.00
☐    $28.25                ☐    $29.25                ☐    $30.25                ☐    $31.25                ☐    $32.25
☐    $28.50                ☐    $29.50                ☐    $30.50                ☐    $31.50                ☐    $32.50
	☐ $28.75 ☐ $29.75 ☐ $30.75 ☐ $31.75
☐	6.	Please check this box if you have elected to tender shares at more than one price. If you elect to do this, you must use a separate election form for each price selected.
☐	7.
		Please check this box if you want to tender your shares subject to this election form only if a specified minimum number of your shares will be purchased by the Company. You must also indicate the minimum to be purchased by filling in the blank in the following sentence. The minimum number of shares that must be purchased, if any are to be purchased, is shares.
Signature	Date

Name please print carefully
Note:
According to Stock Purchase Plan records, shares were actually allocated to your Stock Purchase Plan account on . If additional shares are allocated to your account prior to the expiration of the Offer to Purchase, the instructions you give above will also be followed with respect to such additional shares. Incorrectly completed or unsigned forms will be disregarded in the Tender Offer. If you request to tender your shares and subsequently process a sale transaction with Computershare, your sales transaction will take precedent over your request to tender.

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  Exhibit (a)(1)(H)